Chiquita Brands International, Inc.

250 East 5th Street

Cincinnati, Ohio 45202

July 21, 2008

Pamela Howell, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commission File 001-01550

VIA: EDGAR

Dear Ms. Howell:

Reference is made to the letter dated May 30, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) addressed to Mr. Fernando Aguirre and to the subsequent response of Chiquita Brands International, Inc. (the “Company”) to the Staff by letter dated Jun 18, 2008 (the “Response Letter”). This letter is submitted following the telephonic discussion between Company personnel and members of the Staff which took place on July 14, 2008, following the Staff’s review of the Response Letter.

We hereby request an extension of time to respond to the questions raised by the Staff in the telephonic discussion. Based on the telephone conversation, the Staff asked us to submit a response by July 28, 2008; we respectfully request an extension to August 11, 2008. Although we are diligently working on the response, the Company representatives involved in formulating and drafting the response are also involved in the normal quarter-end cycle of accounting close and investor communications preparation, including the filing of the Company’s Form 10-Q, which will be filed within a few days of the Company’s anticipated July 31 earnings release. Accordingly, the extension will permit the Company time to provide a thoughtful and complete response to all of the issues raised by the Staff.

Thank you for your attention to this request. Please do not hesitate to call me at 513-784-8616 with any questions or further comments you may have.

Very truly yours,

/s/ Barbara Wagner
Barbara Wagner
Associate General Counsel and Assistant Secretary